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                                   EXHIBIT 20

[GRAPHIC OMITTED]                           NEWS RELEASE
COLLAGEN
C O R P O R A T I O N
Company Contact:                            Investor Relations:
Lisa Morgensai                              Bruce Voss (bruce@lhai.com)
Collagen Corporation                        Lippert/Heilshorn & Associates, Inc.
(847) 926-9733                              (310) 575-4848
                                            www.lhai.com

                     COLLAGEN STOCKHOLDERS APPROVE COHESION
           TECHNOLOGIES SPIN-OFF - Collagen Corporation to Change Name
                  to Collagen Aesthetics, Announces New Board -

PALO ALTO, Calif. (August 12, 1998) - Collagen Corporation (NASDAQ: CGEN) announced that at a special meeting of stockholders held today, the Company's proposal to spin-off Cohesion Technologies in a one-for-one distribution of common stock to Collagen Corporation stockholders has been approved. Today's stockholder vote was a remaining condition to the distribution, which had been declared tax-free for U.S. federal income tax purposes in an IRS ruling announced by the Company on July 30, 1998.

         The record date for this transaction is August 12, 1998 and the distribution date has been set for August 18, 1998. Shares of Cohesion Technologies are expected to begin trading on the NASDAQ National Market System on August 13, 1998 on a "when issued" basis under the symbol CSONV. Subsequent to the distribution date, Cohesion Technologies shares are expected to trade on the NASDAQ National Market System under the symbol CSON. Shares of Cohesion Technologies will be distributed to stockholders of record via the "book-entry" method.

         Collagen Corporation stockholders also approved a corporate name change to Collagen Aesthetics, Inc., which better reflects the Company's focus on serving the aesthetic and reconstructive medical marketplace. Following the distribution of Cohesion Technologies and the corporate name change, the NASDAQ National Market System ticker symbol for Collagen Aesthetics will remain CGEN.

         "Our stockholders have voted that they concur with Collagen's Board of Directors and management that dividing the Company into two separate entities focusing on distinct customer groups, and responding to specific market forces and opportunities, is the right strategy," commented Gary Petersmeyer, president and chief executive officer of Collagen Corporation.

         In order to create completely separate Boards of Directors for Collagen Aesthetics and Cohesion Technologies, John R. Daniels, M.D., Reid W. Dennis and Craig W. Johnson resigned from Collagen Corporation's Board of Directors today in order to serve on Cohesion's Board of Directors.

         "We extend our deepest gratitude to John, Reid and Craig for their wisdom and guidance over the years," said Mr. Petersmeyer. "We are fortunate to have two outstanding individuals agree to join the Board of Collagen Aesthetics, bringing total Board membership to five. Fulton Collins and Gerald Lazarus join Anne Bakar, William Davis and myself on the Collagen Aesthetics, Inc. Board."

         A seasoned business leader, Fulton Collins is Chairman and Chief Executive Officer of Collins Investments, Inc., Chairman of the Board of Trustees of the University of Tulsa and a Trustee of the Reynolds Foundation. His 30-year career includes 10 years at Syntex Corporation where he was Group Vice President, and 14 years as Chairman and Chief Executive Officer of Liberty Glass Company. Mr. Collins holds a BA, MS and MBA from Stanford University. "Fulton brings to Collagen Aesthetics an impressive background in general and financial management," added Mr. Petersmeyer.

         Gerald Lazarus, M.D. is immediate Dean Emeritus of the School of Medicine at the University of California Davis, and Professor in the Departments of Dermatology and Biological Chemistry. He is currently on sabbatical as Visiting Scholar, Institute for Health Policy Studies at the University of California San Francisco School of Medicine, and Visiting Professor of Dermatology. A board-certified dermatologist and a leading figure in academic medicine, Dr. Lazarus' career includes the Harvard Medical School, the University of Cambridge (England), the Montefiore Hospital and Medical Center and


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distinguished Professor and Chairman of Dermatology at both Duke University
Medical Center and the University of Pennsylvania School of Medicine. He is also immediate Past President of the Society for Investigative Dermatology. Dr. Lazarus has published more than 125 original scientific papers, 75 clinical papers and has written and co-authored 7 books including Diagnosis of Skin Disease.

COLLAGEN STOCKHOLDERS APPROVE COHESION TECHNOLOGIES SPIN-OFF

         Collagen Aesthetics is maximizing the company's worldwide aesthetic medicine franchise and nearly two decades of physician trust with proprietary and in-licensed products. The company's proprietary product line includes Zyderm(R) and Zyplast(R) collagen implants and Contigen(R) implant, while in-licensed products include Hylaform(R) gel and SoftForm(TM) facial implant. Collagen Aesthetics plans to introduce Refinity(TM) medical skin solutions in the U.S. in late 1998.

         Cohesion Technologies is developing products for the $1.3 billion worldwide surgical hemostasis and sealant markets. The company's lead product, CoStasis(TM) surgical hemostat, has completed a pivotal clinical study in Europe for bleeding in cardiothoracic surgery; Cohesion Technologies has filed a design dossier in preparation for obtaining a CE Mark for CoStasis hemostat, which would allow for market entry in Europe. CoStasis hemostat is in a pivotal clinical study in the U.S. for bleeding in hepatic, orthopedic, cardiothoracic and general surgical procedures. Cohesion expects to begin a feasibility study with the company's second product, CoSeal(TM) surgical sealant, in Europe late in 1998, and to begin a pivotal clinical study in mid-1999.

         Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements. As a result, the accuracy of statements made herein is necessarily subject to risks and uncertainties including the timing of product introductions, receipt of regulatory approvals, clinical efficacy of and market demand for products, product development cycles, results of clinical studies, development and rate of growth of new markets, potential unfavorable publicity regarding Collagen Corporation and/or Cohesion Technologies or their respective products, and possible reversal of sales trends, among other matters discussed in this release. Actual events and results may differ significantly from the discussion of such matters in the forward-looking statements. Such differences may be based on factors within Collagen Corporation's and Cohesion Technologies' control, such as strategic planning decisions by management and reallocation of internal resources, or upon factors outside of Collagen Corporation's and Cohesion Technologies' control, such as scientific advances by third parties, introduction of competitive products and delays by regulatory authorities, as well as those factors set forth in Collagen's 1998 Proxy Statement for Special Meeting of Stockholders, under the heading "Factors That May Affect Future Results of Operations" in Collagen's Form 10-Q/A filed for the quarter ended March 31, 1998 and those factors set forth under the heading "Risk Factors" in Cohesion Technologies' Registration Statement on Form 10.

         Collagen Corporation's press releases can be accessed on the Internet at http://www.businesswire.com/cnn/cgen.htm

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